Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1.Name and Address of Company

Red Metal Resources Ltd. (the “Company”)

1130 West Pender Street, Suite 820

Vancouver, BC V6E 4A4

Item 2.Date of Material Change

November 18, 2021, November 22, 2021 and November 25, 2021

Item 3.News Release

The news releases dated November 19, and 24, 2021 were disseminated via NewsFile and filed on SEDAR on November 19, and 24, 2021, respectively. Copies of the news releases are attached as Schedule “A”.

Item 4.Summary of Material Change

The Common Shares have been approved for listing on the Canadian Securities Exchange and began trading under the symbol “RMES” as of market open on November 25, 2021. In connection with the listing, the Company filed and received a receipt for a final non-offering prospectus with the B.C. Securities Commission on November 18, 2021 and became a reporting issuer in the province of British Columbia.

The Company closed its non-brokered private placement of 6,460,872 subscription receipts at a price of $0.15 per subscription receipt (each, a “Subscription Receipt”) for gross proceeds of $969,030 (the “SR Offering”). The escrowed funds held by Computershare Trust Company of Canada, less certain commissions and expenses, have been released to the Company following the satisfaction of all escrow release conditions. Effective November 22, 2021 an aggregate of 6,460,872 Subscription Receipts were automatically converted, without any further consideration, into 6,460,872 common shares of the Company (each, a “Common Share”) and 6,460,872 common share purchase warrants of the Company (each, a “Warrant”). Each Warrant will entitle the holder thereof to purchase an additional Common Share at a price of $0.30 per Common Share, if exercised before or on November 22, 2022, and at a price of $0.60, if exercised after November 22, 2022.

In connection with the closing of the SR Offering, the Company paid finder's fees to certain registered broker dealers consisting of the following: (i) a total of $34,258 (representing 7% of the gross proceeds raised in the Offering from subscribers introduced to the Company by the finders), and (ii) 228,389 Warrants (equal to 7% of the number of Subscription Receipts purchased by subscribers introduced by such finders to the Company).

On November 24, 2021, the Company granted stock options pursuant to its incentive stock option plan to certain directors, officers management company employees, and consultants of the Company to purchase an aggregate of 1,750,000 Common Shares at an exercise price of $0.25 per Common Share. 1,712,500 options will vest immediately and all of the options expire five years from the date of the grant. The options are subject to applicable policies of the CSE and applicable securities laws and will be subject to a hold period of four months and a day commencing on the date of grant of the options.

5.1Full Description of Material Change

For a full description of the material change, see Item 4 above and the news releases attached at Schedule “A”.

5.2Disclosure for Restructuring Transactions

Not Applicable.

Item 6.Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.Omitted Information

Not Applicable.

Item 8.Executive Officer

For further information, contact:

Caitlin Jeffs, Chief Executive Officer

807-345-7384

caitlin.jeffs@redmetalresources.com

Item 9.Date of Report

November 26, 2021

SCHEDULE “A”

NEWS RELEASE

Red Metal Resources Announces Receipt of Final Prospectus and Conditional Approval for Listing on the CSE

Thunder Bay, Ontario--(Newsfile Corp. - November 19, 2021) - Red Metal Resources Ltd. (CSE: RMES) (OTC Pink: RMES) (the “Company” or “Red Metal”) is pleased to announce that it has obtained conditional approval from the Canadian Securities Exchange (the “CSE”) for the listing of its common shares (each, a “Common Share”). In connection with the listing, the Company has filed and received a receipt for a final non-offering prospectus (the “Prospectus”) with the B.C. Securities Commission to become a reporting issuer in the province of British Columbia.

Red Metal is in the process of delivering all documents required pursuant to the CSE conditional approval letter and delivering an escrow release notice (the “Escrow Release Notice”) to Computershare Trust Company of Canada for the release of the $969,030 of escrowed funds held pursuant to the terms of a subscription receipt agreement dated June 15, 2021 between the Company and Computershare confirming that the Company has satisfied all the escrow release conditions. The Common Shares are expected to commence trading on the CSE under the symbol “RMES” upon receipt of all final conditional listing materials.

Caitlin Jeffs, P. Geo., President and CEO of the Company, commented, “We are very excited to have received the conditional approval for the CSE listing and look forward to trading on the CSE and getting to work swiftly on our flagship Farellon Copper Gold project.”

A copy of the Prospectus is available under the Company's profile on SEDAR at www.sedar.com.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on aggressive growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

807.345.7384

www.redmetalresources.com

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CSE listing) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that planned drilling programs will be delayed, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus (“COVID-19”), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources, changes in world gold, copper markets or equity markets, political developments in Chile, fluctuations in currency exchange rates, inflation, changes to regulations affecting the

Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company's annual report on Form 10-K filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. For further information, please visit our website at www.redmetalresources.com, or contact caitlin.jeffs@redmetalresources.com

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/104318

Red Metal Resources Announces Listing Date on the Canadian Securities Exchange, Grant of Stock Options and Closing of Subscription Receipt Offering

Vancouver, British Columbia--(Newsfile Corp. - November 24, 2021) - Red Metal Resources Ltd. (OTC Pink: RMES) (the “Company” or “Red Metal”) is pleased to announce that it has obtained final approval from the Canadian Securities Exchange (the “CSE”) for the listing of its common shares (each, a “Common Share”) under the ticker symbol “RMES”. The Common Shares will commence trading on the CSE at market open on November 25, 2021.

Red Metal is also pleased to announce that it has closed the previously announced subscription receipt offering for gross proceeds of $969,030 (the “Offering”), and delivered the final escrow release notice (the “Escrow Release Notice”) to Computershare Trust Company of Canada (the “Subscription Receipt Agent”) pursuant to the terms of the subscription receipt agreement dated June 15, 2021 between the Company and Subscription Receipt Agent confirming that the Company has satisfied all escrow release conditions. In connection with the delivery of the Escrow Release Notice, the escrowed funds held by the Subscription Receipt Agent, less certain commissions and expenses, have been released from escrow to the Company. Effective November 23, 2021 an aggregate of 6,460,872 Subscription Receipts were automatically converted, without any further consideration into 6,460,872 Common Shares and 6,460,872 common share purchase warrants (each, a “Warrant”). Each Warrant will entitle the holder thereof to purchase an additional Common Share at a price of CAD$0.30 per Common Share, if exercised during the first year following the date of the Escrow Release Notice, and at a price of CAD$0.60, if exercised during the second year following the date of the Escrow Release Notice.

In connection with the closing of the Offering and the delivery of the Escrow Release Notice, the Company paid certain registered investment dealers a total of $34,258 (representing 7% of the gross proceeds raised in the Offering from subscribers introduced to the Company by the finders) and issued 228,389 Warrants to the finders (equal to 7% of the number of subscription receipts sold to subscribers introduced to the Company by the finders).

The Company also announces that it has granted stock options today pursuant to the Company's incentive stock option plan to certain directors, officers, management company employees, and consultants of the Company, to purchase an aggregate of 1,750,000 Common Shares at an exercise price of $0.25 per Common Share. Pursuant to the terms of the grant, 1,712,500 options will vest immediately and all of the options expire five years from the date of the grant. The options are subject to applicable policies of the CSE and applicable securities laws and will be subject to a hold period of four months and a day commencing on the date of grant of the options.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on aggressive growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. For more information, visit www.redmetalresources.com.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

807.345.7384

www.redmetalresources.com

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the anticipated date of the commencement of trading of the Common Shares on the CSE, mineral resource estimates, drill targets, exploration results, future drilling and other future exploration, potential gold discoveries and future development) are forward-looking information. This forward- looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that planned drilling programs will be delayed, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus (“COVID-19”), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources, changes in world gold, copper markets or equity markets, political developments in Chile, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company's annual report on Form 10-K filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. For further information, please visit our website at www.redmetalresources.com.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/104928